UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                               Cash Systems, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14756B102
                                 (CUSIP Number)


                                October 31, 2006
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                      [x]    Rule 13d-1(b)
                                      [ ]    Rule 13d-1(c)
                                      [ ]    Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14756B102                   13G                      Page 2 of 6 pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Forstmann-Leff Associates, LLC
    52-2169043

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) [ ]

                                                 (b) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                     5  SOLE VOTING POWER
     NUMBER OF
      SHARES            None
   BENEFICIALLY
     OWNED BY        6  SHARED VOTING POWER
       EACH
     REPORTING          None
      PERSON
       WITH          7  SOLE DISPOSITIVE POWER

                        None

                     8  SHARED DISPOSITIVE POWER

                        None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%

12  TYPE OF REPORTING PERSON

    IA, OO

                                                               Page 3 of 6 pages

Item 1(a) NAME OF ISSUER:

          Cash Systems, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          7350 Dean Martin Drive, Suite 309
          Las Vegas, NV  89139

Item 2(a) NAME OF PERSON FILING:

          See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

          590 Madison Avenue
          New York, New York  10022

Item 2(c) CITIZENSHIP:

          See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, $.001 par value

Item 2(e) CUSIP NUMBER:

          14756B102

Item 3 Forstmann-Leff Associates, LLC, a Delaware limited liability company, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act").

                                                               Page 4 of 6 pages

Item 4    OWNERSHIP:

     (a)  Amount beneficially owned:
          See Item 9 of the cover pages attached hereto

     (b)  Percent of Class:
          See Item 11 of the cover pages attached hereto

     (c)  See Items 5 through 8  of the cover pages attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          This statement is being filed to report that as of October 31, 2006, the reporting persons ceased to be a beneficial owner of more than 5% of the Common Stock of Cash Systems, Inc.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 6 pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2006

                                              FORSTMANN-LEFF ASSOCIATES, LLC


                                              By:  /s/ Kristin Mariani
                                              Chief Compliance Officer

                                                               Page 6 of 6 pages

                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

         The undersigned, Forstmann-Leff Associates, LLC, agrees that the statement to which this exhibit is appended is filed on behalf of it.


November 10, 2006

                                              FORSTMANN-LEFF ASSOCIATES, LLC


                                              By:  /s/ Kristin Mariani
                                              Chief Compliance Officer